

Mail Stop 4561
Via Mail and Facsimile to (203) 845-5302

December 2, 2009

Harvey Ashman, General Counsel
IMS Health Incorporated
901 Main Avenue
Norwalk, CT 06851

> **Re:** **IMS Health Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2009**
> **File No. 001-14049**

Dear Mr. Ashman:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 75

Explanatory Note Regarding the Merger Agreement, page 75

1. We note the first sentence of your explanatory note. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company. Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

2. We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example,

we note the current disclosure that the representations and warranties "are qualified" and "have been negotiated."

3.   We note your disclosure that information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (212) 291-9519
        Krishna Veeraraghavan, Esq.
        Sullivan & Cromwell LLP